

ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Customer Order Instructions

SUBMIT THIS COMPLETED FORM WITH YOUR FILING

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Processing Service Requested: ☐ Regular ☒ 24-Hour Expedite (additional fee included)

Name of Entity: Trim Holding Group

Date:

Return to: C/O Amersey Investments LLC
300 Center Ave. Ste. 202
Bay City, MI 48708

Contact Name: Billie Cnudde

Phone: 989-891-0500 ext. 111

Return Delivery: (email or fax options do not receive a copy via mail; must be ordered separately)

☒ Email to: Billie@amerseyinvestments.com

☐ Fax to:

☐ Hold for Pick Up ☐ Mail to Address Above ☐ FedEx: Acct #

☐ Other: (explain below)

Order Description: (include items being ordered and fee breakdown)*

Articles of Conversion	$350.00
Articles of Incorporation	275.00
24 hour expedite	125.00

***PLEASE NOTE:** this office keeps the original paperwork. The first file stamped copy ordered at the time of filing is at no charge. Each additional copy is **$2.00** per page (plus **$30.00** for each certification).

Total Amount: 750.00

Method of Payment:

☐ Check/Money Order ☒ eCheck/Credit Card (attach checklist) ☐ Trust Account:

☐ Use balance remaining in job #

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ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

ePayment Checklist
(For Counter, Fax and Mail Requests)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Service Type: Counter [ ] Mail [ ] Fax [X]

Order Processing Requested: **(Expedite Processing *Requires* Additional Fees)**

Regular Processing [ ] **24-HOUR** Expedite [X] **2-HOUR** Expedite [ ] **1-HOUR** Expedite [ ]

Payment by Electronic Check *(account holder name and address required below)*

Account Type;
[ ] Checking
[ ] Savings

Routing Number: | | | | | | | | | | | | |

Account Number: | | | | | | | | | | | | |

eCheck

Amount of Electronic Check: USD $ ______

Payment by Card *(card holder name and billing address required below)*

Card Type: VISA [ ] MasterCard [ ] Discover [ ] American Express [ ]

Customer Credit Card Number: | | | | | | | | | | | | | | | | |

V CODE*: | | | | |

* 3-digit number found on the far right of the backside of VISA, MasterCard and Discover cards
4-digit number found on the front right side of American Express card.

NOTICE: *For security and verification purposes, all credit card payments must include the 3 or 4-digit CVV2 code (VCode) number located on the credit card. Failure to include this code will result in the rejection of your filing or service request.*

Credit Card Expiration Date: Month ______ Year ______

Amount to Charge Card: USD $ ______

Order Information *(required)*

Entity Name/Order Reference: ______

Account/Card Holder Information:

Name as it Appears on the Account ______

Billing Address ______

City, State, Zip ______

Telephone ______

Payment Authorization

I authorize the Secretary of State to bill an amount not to exceed the following to be charged to the above listed account(s):

X ______________________________

Authorized Signature

Not to Exceed Amount: USD $ 750.00

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ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

TNT Designs, Inc.
Name of constituent entity

Delaware
Jurisdiction

Corporation
Entity type *

and,

Trim Holding Group
Name of resulting entity

Nevada
Jurisdiction

Corporation
Entity type *

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☐ **The entire plan of conversion is attached to these articles.**

☒ **The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.**

☐ **The complete executed plan of conversion for the resulting domestic limited *partnership is* on file at the records office required by NRS 88.330.**

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust .

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: Billie Cnudde

c/o: C/O Amersey Investments LLC
300 Center Ave. Ste. 202
Bay City, MI 48708

5. Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240)* Upon Receipt

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

TNT Designs, Inc.

Name of *constituent* entity

X	Director	
Signature	**Title**	**Date**

***** Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

FILING FEE: $350.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

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ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: Trim Holding Group

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent: InCorp Services, Inc.
Name

☐ Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity:

Street Address	City	State	Zip Code
375 N. Stephanie St. Ste. 1411	Henderson	Nevada	89014-8909

Mailing Address (if different from street address)	City	State	Zip Code
		Nevada	

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 500,000,000 Par value per share: $ see pg 2 Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) Louis Bertoli
Name

Street Address	City	State	Zip Code
Via Valsorda n. 47/a	Concesio		25062

2) Nitin Amersey
Name

Street Address	City	State	Zip Code
300 Center Ave. Ste. 202	Bay City	MI	48708

5. Purpose: (optional; see instructions)

The purpose of the corporation shall be:
The purpose for which the corporation is organized are to engage primarily in any (next page)

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

Billie Cnudde
Name

X ____________________
Incorporator Signature

Address	City	State	Zip Code
300 Center Ave. Ste. 202	Bay City	MI	48708

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X [signature]
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date:

This form must be accompanied by appropriate fees.

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<u>Article 3 continued</u>…

The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares of which 400,000,000 shall be Common Stock with a par value of $0.0001 per share and 100,000,000 shall be Preferred Stock. Of which, Series 1, Class P-1 shall have 25,000,000 shares authorized with a par value of $8.75. Series 1 shall have 1:100 voting rights and shall be convertible to common at the shareholders discretion at a rate of 1:1.25. Series 2, Class P-2 shall authorize 75,000,000 shares at a par value of $7.00. Series 2 shall have 1:1 voting rights and shall be convertible to common at the shareholders discretion at a rate of 1:1 and having a total stated capital of $743,790,000.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

<u>Article 5 continued</u>…

type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.





ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Registered Agent Acceptance

(PURSUANT TO NRS 77.310)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent:

In the matter of Trim Holding Group
Name of Business Entity

I, InCorp Services, Inc.
Name of Registered Agent

am a: (complete only one)

a) [X] commercial registered agent listed with the Nevada Secretary of State,

b) [ ] noncommercial registered agent with the following address for service of process:

375 N. Stephanie St. Ste. 1411	Henderson	Nevada	89014-8909
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

and hereby state that on ____________ I accepted the appointment as registered agent
Date

for the above named business entity.

Signature:

X ______________________________
Authorized Signature of R.A. or On Behalf of R.A. Company

____
Date

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ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684 5708
Website: www.nvsos.gov

24-hour, 2-hour and 1-hour Expedite Service Guidelines

IMPORTANT: To ensure expedited service, please mark "Expedite" in a conspicuous place at the top of the service request. Please indicate method of delivery.

24-HOUR EXPEDITE SERVICE

The Secretary of State offers a 24-hour expedite service on most filings processed by this office. If you choose to utilize this service, please enclose with your filing the additional expedite fee. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Check the 24-hour expedite box on your customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 24-hour expedited service, include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made. This office *does not* fax confirmation of a 24-hour expedite.

The fee for 24-hour handling ranges from $25.00 to $125.00. Please consult our fee schedules for the appropriate 24-hour expedite fee. If you require assistance, please contact this office.

Time Constraints: Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form.

2-HOUR EXPEDITE SERVICE

The Secretary of State offers a 2-hour expedite service on most filings processed by this office. If you choose to utilize the 2-hour expedite service, please enclose with your filing an additional $500.00 per filing and/or order. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Complete and submit the 2-hour customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 2-hour expedited service and include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made.

1-HOUR EXPEDITE SERVICE

The Secretary of State offers a 1-hour expedite service on most filings processed by this office. If you choose to utilize the 1-hour expedite service, please enclose with your filing an additional $1000.00 per filing and/or order. Please note that this expedite fee is in addition to the standard fee charged on each filing and/or order. Complete and submit the 1-hour customer order instruction form. If not using our order form, state clearly in your cover letter that you are requesting 1-hour expedited service and include your telephone number and return information. Attach the order form or cover sheet to the *top* of your filing and submit to this office. Each filing will be returned by U.S.P.S. regular mail unless other arrangements are made.

1-Hour and 2-Hour Time Constraints: Each filing submitted for either 1-hour or 2-hour expedite receives same day filing date and will be acknowledged by fax or e-mail within expedite service time. Failure to indicate method of acknowledgement (fax or e-mail) or to provide a correct fax number or e-mail address may prevent the Secretary of State from acknowledging the filing of such documents. Filings may be picked up within the expedite service period. Filings to be mailed will be mailed out no later than the next business day following receipt. Expedite period begins when filing or service request is received in this office in fileable form.

The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages or equipment malfunction. These extensions are few and will rarely extend more than a few hours.